Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read the documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is material discussing the Company and the Merger which will be distributed to state legislators in Maine beginning on June 15, 2007. The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Distributed at the Request of

Senator Douglas M. Smith and Representative Kenneth C. Fletcher

Statement of Peter Nixon

(FairPoint Chief Operating Officer)

at Maine Public Utilities Commission

Technical Conference on June 7, 2007

My name is Peter Nixon and I serve as the Chief Operating Officer for FairPoint Communications, Inc. I am the senior corporate officer assigned 100% to this transaction and will be the Chief Operating Officer for the company following the merger. My biography has been included in my testimony; therefore I will not repeat it here.

Since my testimony was filed we have made significant progress in system design and vendor selection, organization planning and design, business integration planning, broadband design, and addressing issues raised by many of the stakeholder groups. My team members will provide specifics; however, I would like to provide an update here on the organization and our commitment to continuing to provide 251 and 271 wholesale services, as required by the FCC.

With me today, among others that I will introduce, is Walter Leach, FairPoint's Executive Vice President of Corporate Development. As I introduce the team members I note that the guiding principals have been to create an organization that is customer-facing with senior level decision makers located within the three states. To that end, my direct reports now and following the merger will include:

•	Brian Lippold - VP Business & Wholesale Services
•	Steve Rush - VP Consumer & Small Business, Sales & Service
•	Ralph Wasner - VP IS/IT
•	Gracie Coleman - Senior VP Human Resources, and
•	several positions to be filled including
o	VP Operations & Planning
o	VP Regulatory & Governmental Affairs

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.

o	VP Marketing & Product Management
o	Director of Staff Support

With the exception of the Senior VP Human Resources, all of these positions will be located in Maine, New Hampshire or Vermont. Brian and Steve are here today. In addition, other senior team members here today include:

•	Mike Haga - Program Manager
•	Mike Harrington - VP Network Engineering Services
•	Michael Brown - VP Access Network Engineering
•	John Smee - Director of Operations
•	Our partners, Capgemini, are represented today by Arthur ("Al") Kurtze

Let me share with you our approach to wholesale, CLEC and ILEC services in a post-merger environment.

•	We will adopt all of Verizon's existing agreements and tariffs and Brian will speak to the minimal changes due to the conversion.
•	We will be operating as a non-rural incumbent local exchange carrier subject to all the requirements of 251 of the Telecommunications Act of 1996.
•

We have no intention of seeking any exemption, suspension or modification of any 251 obligations pursuant to Section 251(f)(1) or (f)(2). In short, there will be no significant changes to the services you are receiving today, or the rates, terms and conditions of services, immediately following the closing.

We do not believe FairPoint will be a Bell Operating Company ("BOC"), and we have concerns about voluntarily agreeing to submit to Section 271 obligations that were never intended for companies like FairPoint. However:

•	We are committed to providing you with the 271 services you are currently receiving under commercial agreements such as VISTA and Wholesale Advantage as of closing.
•

Though we don't believe we are obligated to do so, we have publicly committed to abiding by the Performance Assurance Plan ("PAP"), whether or not it is specifically incorporated by reference in any individual agreement.

•	If there is interest in revising and simplifying the PAP, going forward, we would be willing to consider a new proceeding after the closing.
•	We will adhere to the applicable legal obligations, and we will be in contact with all the parties to determine their individual needs.
•	We will present to our wholesale customers a comprehensive settlement proposal in the coming weeks to

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.

o	find an acceptable solution for those UNEs that are of uncertain legal status
o	propose an extension of the existing interconnection agreements and commercial agreements for a reasonable period following the closing, whether they are currently month-to-month or term arrangements.

Over the next several days each of the team members will provide a brief background on themselves as well as an update within their area of responsibility. We will be updating our responses to the data requests to identify these individuals and their post merger roles and responsibilities.

We have received many good and very legitimate questions from wholesale, CLECs, and ILECs, as customers or stakeholders. We are now in a position to respond to many of your questions and are, or will be, meeting with you individually or in groups, as well as supplementing our data requests as appropriate. Brian Lippold has already begun to make contact with our future wholesale and CLEC customers; he will describe the platform we have selected, the interfaces that will be established, the testing, and training processes we will be recommending, and the organization that he is going to put into place to support these customers and stakeholders. He has been in contact with the ILECs to discuss a framework for the continued provision of the services which I believe will address their needs as well.

Thank you and I look forward to working with you.

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.